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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)
                                 ADVANTA CORP.
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                                (NAME OF ISSUER)

                                 ADVANTA CORP.
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                      (NAME OF PERSON(S) FILING STATEMENT)

                                 CLASS A COMMON STOCK
                                 CLASS A PURCHASE RIGHTS
                                 CLASS B COMMON STOCK
                                 CLASS B PURCHASE RIGHTS
      DEPOSITARY SHARES EACH REPRESENTING ONE ONE-HUNDREDTH INTEREST IN A
        SHARE OF 6 3/4% CONVERTIBLE CLASS B PREFERRED STOCK, SERIES 1995
             (STOCK APPRECIATION INCOME LINKED SECURITIES (SAILS))
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                       (TITLES OF CLASSES OF SECURITIES)

                                  007942 10 5
                                  007942 11 3
                                  007942 20 4
                                  007942 12 1
                                  007942 30 3
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                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                              ELIZABETH MAI, ESQ.
                      WELSH AND MCKEAN ROADS, P.O. BOX 844
                        SPRING HOUSE, PENNSYLVANIA 19477
                                 (215) 444-5000
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      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                               JAY A. DUBOW, ESQ.
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                         TWELFTH FLOOR PACKARD BUILDING
                             111 SOUTH 15TH STREET
                          PHILADELPHIA, PA 19102-2678

                                JANUARY 20, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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            Transaction Valuation*                         Amount of Filing Fee
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               $850,012,904.00                                 $170,002.58
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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $170,002.58                  Filing party:     Advanta Corp.
                        ----------------                               ------------------
Form or registration
  no.:                   Schedule 13E-4                Date filed:      January 20, 1998
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* 1/50 of one percent of an assumed purchase of an aggregate of 7,882,750 shares of Class A Common Stock and 12,482,850 shares of Class B Common Stock at $40 per Share and 1,078,930 SAILS Depositary Shares at $32.80 per Share.
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     This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated January 20, 1998 filed by
Advanta Corp., a Delaware corporation. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Statement.

ITEM 1.  SECURITY AND ISSUER.

     Item 1(b) is hereby supplemented, amended and clarified by adding the following thereto:

     In order to qualify as an Odd Lot Owner and tender Class A Shares, Class B
     Shares or SAILS Depositary Shares pursuant to the provisions of Section 2 of the Offer to Purchase, captioned "Tenders by Holders of Fewer than 100
     Shares of a Class," a stockholder must have beneficially owned Shares of such class of stock as of the close of business on January 19, 1998 and, as of such date, such stockholder must have owned fewer than 100 Shares of such class.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby supplemented and amended as follows:

    (a)(13)   Form of Letter of Agreement to Tender Options to Acquire Shares of Class A
              and/or Class B Common Stock of the Company Granted by the Company.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ADVANTA CORP.

                                          By:     /s/ ELIZABETH H. MAI

                                            ------------------------------------
                                                     Elizabeth H. Mai
                                                    Senior Vice President,
                                                    Secretary and General
                                           Counsel

Dated: January 29, 1998

                                        1
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                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
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
(a)(13)   Form of Letter of Agreement to Tender Options to Acquire Shares of Class A and/or
          Class B Common Stock of the Company Granted by the Company.